SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F                  Form 40-F     X
              ----                            -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______         No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                          ----------------
                                               (Registrant)

Date:  17 December 2002
                                          By:  /s/  John K. Irving
                                               -------------------
                                               Name:  John K. Irving
                                               Title:  Vice President, General
                                                       Counsel & Secretary



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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1   Press Release of CP Ships Limited "CP SHIPS TO
       WITHDRAW FROM ASIA-EUROPE
       SLOT CHARTER", dated 17th December 2002                             4



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

                                                                Exhibit 10.1


              CP SHIPS TO WITHDRAW FROM ASIA-EUROPE SLOT CHARTER

LONDON, UK (17th December 2002) - CP Ships Limited announced today that it has given notice to withdraw from its slot charter agreement with CMA CGM in the Asia-Europe trades effective early March 2003.

Under the agreement, two CP Ships brands, Contship Containerlines and Lykes Lines, offer services in the Asia-North Europe and Asia-Mediterranean trades. Neither brand deploys its own ships in these trades.

"After nearly two years in Asia-Europe it has become clear that being a relatively small newcomer in a large, highly competitive market and doing so using a ship network we do not manage ourselves is not a profitable long-term business model," said CP Ships CEO Ray Miles.

"We entered the trade just as it took a downturn, which made for a difficult start. And despite recent signs of freight rate improvement, we do not anticipate a substantial enough recovery to justify continuation of the slot charter. However, we are reviewing options to provide other services in these and related trades in a way which gives us greater control over costs and service."

CP Ships began the slot charter in March 2001.

                                    -ends-


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations



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                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.



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